KRAMER LEVIN NAFTALIS & FRANKEL LLP

April 13, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention: Tony Burak

Re:	The Victory Variable Insurance Funds Post-Effective Amendment No. 17 (File Nos. 333-62051 and 811-8979)

Dear Mr. Burak:

On behalf of our client, The Victory Variable Insurance Funds (“Registrant”), we are responding to oral comments provided by you relating to Post-Effective Amendment No.17 to Registrant’s registration statement on Form N-1A (the “Amendment”), which was filed on February 12, 2010 in connection with the annual update of the prospectus and statement of additional information for the Diversified Stock Fund (the “Fund”).

The following comments were conveyed to me in a telephone conversation on March 31, 2010.  Each comment is followed by Registrant’s response.

Prospectus

1.             Comment:             Add more disclosure on page 3 to the summary of principal risks relating to value investing.

Response:             The third bullet point under the heading “Principal Risks” on page 3 has been modified to read as follows:

Value stocks fall out of favor relative to growth stocks or do not appreciate as anticipated because the market does not recognize that they are undervalued.

2.             Comment:              In the third paragraph on page 4, change the total return since inception to ten years.

Response:              The change has been made.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Attention : Tony Burak
April 13, 2010

3.             Comment:                Remove the footnote to the performance table on page 4 describing the S&P 500 Index.

Response:               The footnote has been removed.

4.             Comment:               Add tax disclosure as required by Item 7 of Form N-1A.

Response:              The following disclosure has been added on page 6:

Tax Information
As the Fund is only offered for investment through a tax-deferred arrangement, such as a variable insurance product, the Fund’s distributions are not taxable. Such tax-deferred arrangements may be taxed later upon withdrawals of monies from those arrangements.

5.             Comment:             Add the disclosure required by Item 8 of Form N-1A.

Response:             The following disclosure has been added on page 6:

Payments to Insurance Companies
The Fund, through its Distributor, may pay fees for activities primarily intended to result in the sale of Fund shares to insurance companies for the purpose of funding variable annuity contracts and variable life policies. These payments may create a conflict of interest by influencing insurance companies to include the Fund as an underlying investment option in its variable insurance products. Ask your variable products salesperson or visit the insurance company’s website for more information.

6.             Comment:              The Fund’s portfolio holdings information could not be accessed on the website by following the directions on page 8.

Response:              The website, www.VictoryFunds.com, has been updated to include a separate section for the Registrant and the Fund through which the Fund’s portfolio holdings can be accessed.

7.             Comment:              Include under “Risk Factors” on page 11, a more detailed discussion of the risks associated with value investing.

Response:              A new section entitled “Risk associated with value investing” has been added under “Risk Factors” and reads as follows:

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Attention : Tony Burak
April 13, 2010

Risk associated with value investing:
Value investing risk is the risk that if the market does not recognize that the Fund’s securities are undervalued, the prices of those securities might not appreciate as anticipated. A value approach could also result in fewer investments that increase rapidly during times of market gains and could cause the Fund to underperform funds that use a growth or non-value approach to investing.

8.             Comment:              Include in the introduction to the Financial Highlights a statement that total returns do not include charges and fees imposed by insurance companies.

Response:             The requested disclosure has been added to the introduction of the Financial Highlights.

Statement of Additional Information

1.             Comment:              In the “Taxes” section, disclose the availability of any capital loss carryforwards, if applicable.

Response:              Disclosure of capital loss carryforwards has been added to the “Taxes” section.

2.             Comment:              Provide the age, not just the year of birth, for each Trustee.

Response:              Each Trustee’s age has been added to the information under “Trustees and Officers.”

3.             Comment:              In the disclosure of the principal occupations of the Trustees, provide business descriptions as required by Instruction 3 to Item 17(a)(1) of Form N-1A.

Response:              Business descriptions have been added where they are not implicit in the name of the company.

4.             Comment:              Deferred compensation should be included in the compensation received by Trustees and disclosed in accordance with Item 17(c) of Form N-1A.

Response:              Deferred compensation has always been included in the disclosure of compensation received by the Trustees under the heading “Remuneration of Trustees and the Chief Compliance Officer.”  The phrase “In addition to the compensation detailed above” has been deleted from the “Deferred Compensation” section to eliminate any confusion.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Attention : Tony Burak
April 13, 2010

Registrant has asked me to convey its appreciation of the staff’s review.  The comments have been very helpful in understanding the staff’s expectations regarding the amendments to Form N-1A.

Registrant confirms that the adequacy and accuracy of the disclosure in the Amendment is its responsibility.  Registrant acknowledges that staff comments or changes in responses to staff comments to the disclosure in the Amendment do not foreclose the Commission from taking any action with respect to the Amendment.  Registrant also confirms it understanding that a staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant anticipates filing a Post-Effective Amendment to its registration statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on or about April 14, 2010 to incorporate the changes discussed above and to bring its financial information up to date.

If you have any questions or further comments, please call me at 212-715-9512.

Sincerely,

/s/ S. Elliott Cohan
S. Elliott Cohan
Counsel

cc:	Michael D. Policarpo
Christopher K. Dyer
Nathan J. Greene
Jay G. Baris

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France